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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Luke Energy Ltd.

(Translation of registrant's name into English)

#1200, 520 – 5 Avenue S.W., Calgary, Alberta, Canada T2P 3R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Energy Ltd.

(Registrant)

Date: March 30, 2004	By:	/s/ Mary C. Blue

Mary C. Blue
President & COO

Luke Energy Ltd. 1200, 520 - 5 Avenue S.W. Calgary, Alberta T2P 3R7 Telephone: (403) 261-4811 Facsimile: (403) 261-4818 www.lukeenergy.com

For Immediate Release
March 25, 2004

PRESS RELEASE
LUKE ENERGY – YEAR 2003 RESULTS

Calgary, Alberta - Luke Energy Ltd. announces its financial and operating results for the year ended December 31, 2003.

Luke Energy was created in February of 2003 in conjunction with the sale of KeyWest Energy Corporation to Viking Energy Trust. During its first year the Company arranged financing, assembled people and commenced operations.

Financial

    -    Three successful financings netted the Company $38.5 million.
    -    Cash flow from operations was $1,374,948 (5¢ per share).
    -    Earnings were $583,296 (2¢ per share).
    -    Capital expenditures were $4.8 million – primarily land and seismic.
    -    Working capital at year-end was $35 million with no debt.
    -    Shares outstanding on December 31, 2003 were 34.8 million.
Operations

    -    Production averaged 88 bopd and 380 mcf/d of gas or 152 boepd.
    -    Company reserves were evaluated by GLJ effective January 1, 2004:
  -   Proven reserves were up 5% from a year ago to 436,000 boe.
  -    Proven plus probable reserves were 658,000 boe, up 37% from a year earlier.
  -    On a proven plus probable basis the Company replaced 477% of 2003 production.
    -    The first well was drilled in the Company’s 10 well drilling program on its 100% owned Marten Creek gas prospect in northern Alberta.
    -    The Company held an average 81% interest in 20,500 undeveloped acres valued at $2.9 million.

Luke Energy’s business plan is to grow through a combination of internally generated drilling opportunities and strategic acquisitions with exploitation potential. The Company operates in Alberta and British Columbia and trades on the Toronto Stock Exchange under the symbol “LKE”.

Information Contacts: Harold V. Pedersen, CEO; Mary C. Blue, President; Carrie McLauchlin, CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ATTACHED TO AND FORMING PART OF A PRESS RELEASE DATED MARCH 25, 2004
LUKE ENERGY LTD.

HIGHLIGHTS

Period ended
December 31, 2003

Operating[1]
Number of producing days	309

Production
Oil – bopd	88
Gas – mcf/d	380

Total – boepd (6 mcf = 1 bbl)	152

Product Prices ($Cdn)
Oil - $/bbl	$35.08
Gas - $/mcf	$6.47

Financial ($Cdn except per share numbers) [1]
Gross production revenue	$1,715,620
Cash flow from operations [2]	$1,374,948
per share – basic and diluted	$0.05
Earnings	$583,296
per share – basic and diluted	$0.02
Weighted average shares outstanding	29,759,428
Shares outstanding	34,828,949
Capital expenditures	$4,834,865
Working capital	$35,026,238
Shareholders’ equity	$42,814,715

1 There are no comparative numbers as the Company began operations February 26, 2003.
2 Cash flow from operations reflects earnings plus future taxes, stock option expense and depletion, depreciation and accretion.